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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                      New England Business Service, Inc.
      -------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($1.00 par value)
      -------------------------------------------------------------------
                         (Title of Class of Securities)

                                  643872 10 4
      -------------------------------------------------------------------
                                (CUSIP Number)

      Richard H. Rhoads, 500 Main Street, Groton, MA 01471 (508) 448-6111
      -------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                  May 9, 1996
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            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                              Page 1 of     Pages
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CUSIP No. 643872 10 4                     13D             Page  2  of     Pages
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- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


                        Richard H. Rhoads   ###-##-####
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member    (a)  / /
     or a Group*                              (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
      Inapplicable - statement pertains only to disposition of securities
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                 United States
- -------------------------------------------------------------------------------
Number of Shares               (7) Sole Voting
 Beneficially Owned                  Power             82,987
 by Each Reporting            -------------------------------------------------
 Person With                   (8) Shared Voting
                                     Power              1,841
                              -------------------------------------------------
                               (9) Sole Dispositive
                                     Power             82,987
                              -------------------------------------------------
                              (10) Shared Dispositive
                                     Power              1,841
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                     84,828
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                      0.6%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                       IN
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                          Page  3  of     Pages
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ITEM 1.  SECURITY AND ISSUER
         Common Stock $1.00 par value ("Common Stock")
         New England Business Service, Inc. ("NEBS")
         500 Main Street, Groton, Mass. 01471

ITEM 2.  IDENTITY AND BACKGROUND
         (a) Richard H. Rhoads ("Mr. Rhoads")                 (d) No
         (b) 500 Main Street, Groton, MA 01471                (e) No
         (c) Director, New England Business Service, Inc.     (f) United States
             500 Main Street, Groton, MA 01471

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         Inapplicable - statement pertains only to disposition of securities

ITEM 4.  PURPOSE OF TRANSACTION
         Inapplicable - statement pertains only to disposition of securities

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         (a) See table below (as of August 6, 1996):

          Number   Percentage         Record                  Nature of
         of Shares  of Class          Holder                  Ownership
         --------- ----------         ------                  ---------
          22,987      0.2%    Richard H. Rhoads       Direct
          60,000      0.4%    Richard H. Rhoads       Stock options exercisable
                                                      within 60 days
           1,000*     0.0%    Margaret W. Rhoads      Spouse
             841*     0.0%    Margaret W. Rhoads and  Spouse as co-trustee of
                              Boston Safe Deposit and trust for benefit of
                              Trust Co., Trustees     children

*Under regulations promulgated by the Securities and Exchange Commission, the reporting person may be deemed to beneficially own such shares. Pursuant to Rule 13d-4, the reporting person disclaims beneficial ownership of such shares.

(b) Sole voting power:            82,987 shares
    Shared voting power:           1,841 shares**
    Sole dispositive power:       82,987 shares
    Shared dispositive power:      1,841 shares**

**Under regulations promulgated by the Securities and Exchange Commission, the reporting person may be deemed to beneficially own such shares. Pursuant to Rule 13d-4, the reporting person disclaims beneficial ownership of such shares.

(c) On May 9, 1996, NEBS repurchased the following shares of Common Stock from the persons indicated: 100,000 shares from Mr. Rhoads (individually); 65,000 shares from Margaret W. Rhoads (individually) ("Ms. Rhoads"), spouse of Mr. Rhoads; 36,000 shares from Ms. Rhoads (as co-trustee of a trust for the benefit of the children of Mr. and Ms. Rhoads); and 330,000 shares from Windycote Inc. ("Windycote"), a corporation controlled by Mr. Rhoads.

    On May 14, 1996, Windycote transferred 470,000 shares of Common Stock to the Windycote Charitable Remainder Unitrust of May 14, 1996 ("Windycote Trust").

    On May 24, 1996, Windycote Trust sold 20,000 shares of Common Stock in the open market.

    On May 28, 1996, Windycote Trust sold 450,000 shares of Common Stock in the open market.

(d) Inapplicable

(e) May 9, 1996

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         Inapplicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         Inapplicable.



                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         August 6, 1996
                                      -----------------------------------------
                                      (Date)

                                          /s/ Richard H. Rhoads
                                      -----------------------------------------
                                      (Signature)

                                          Richard H. Rhoads
                                      -----------------------------------------
                                      (Name/Title)